NEWS RELEASE

Increased Long-Term Demand for Aggregate and Quicklime Projected for Birch Mountain's Muskeg Valley Quarry

CALGARY, August 10, 2003 - Birch Mountain Resources Ltd. (BMD:TSX Venture Exchange and BHMNF:OTC BB) has received a study on long-term oil sands industry demand for limestone products commissioned from the Canadian Energy Research Institute (CERI) as part of the prefeasibility study for the proposed Muskeg Valley Quarry. The CERI study indicates long-term projected demand from the oil sands industry for aggregates and quicklime is likely to be materially higher than preliminary forecasts made in the independent technical report prepared by AMEC E&C Services Limited and filed by Birch Mountain at www.sedar.com and www.sec.gov in February 2004 (the 2004 Technical Report). Importantly, the CERI study indicates the oil sands industry will be a long-lived market, with increased levels of demand for limestone products forecast to continue to at least 2070.

The basis for the study was the recent CERI Study No. 108, Oil Sands Supply Outlook - Potential Supply and Costs of Crude Bitumen and Synthetic Crude Oil in Canada, 2003-2017. At the request of Birch Mountain, CERI evaluated 5 different bitumen supply cases for an extended period from 2005-2070; 2 cases were based on announced projects and the other 3 cases were based on oil prices of US$18, $25 and $32 per barrel at Cushing, Oklahoma. CERI forecasted daily gross crude bitumen production rates from the Athabasca and Cold Lake Oil Sands Areas rising from current levels of 1 million barrels per day to peak at 3.7 to 7.1 million barrels per day, depending on the bitumen supply case used.

To meet the long-term bitumen supply projections for 2005-2070, many new oil sands projects will be required along with major expansion of existing facilities. Base aggregate, concrete aggregate and quicklime demand factors were developed and independently verified to link the market projection for limestone products to bitumen production.

Projected demand for limestone products for each of the 5 bitumen supply cases was calculated by CERI. The CERI base case is the average of the 5 supply cases, and high and low cases track the highest and lowest of the 5 different bitumen supply cases in each year. Given the recent rise in the price of oil to levels exceeding US$40 per barrel and heightened concerns over the security of the world oil supply, Birch Mountain believes that demand will probably exceed CERI's base case and tend towards the high case. Summary data for the base and high demand cases are shown below in Table 1.

Table 1. Long-Term Projected Demand from Oil Sands Projects.

	Base Aggregate	Concrete Aggregate	Quicklime
	(tonnes)	(tonnes)	(tonnes)
2004 Technical Report
Muskeg Valley Quarry Long-term Sales 2004-2035	6,500,000	400,000	350,000

CERI, Base Case
2005 Demand	6,427,000	463,000	232,000
Maximum Annual Demand	13,515,000	681,000	974,000
Average Annual Demand 2005-2070	10,932,000	304,000	785,000

CERI, High Case
2005 Demand	6,715,000	513,000	233,000
Maximum Annual Demand	19,128,000	1,111,000	1,301,000
Average Annual Demand 2005-2070	15,519,000	480,000	1,015,000

The CERI survey evaluated total demand only and did not consider Birch Mountain's expected market penetration rates or market share for limestone products from the proposed Muskeg Valley Quarry. However, as concluded in the 2004 Technical Report (section 17-4), the Muskeg Valley Quarry is well positioned to capture the majority of the long-term demand:

"Most aggregate in the area is sourced from two glaciofluvial deposits, the Poplar Creek pit and the Susan Lake pit. The quality of this aggregate is fair and its use as aggregate for concrete is marginal due to the large amount of ironstone contained in the material. The Poplar Creek pit will likely be exhausted by 2005, and the Susan Lake pit is nearing the end of its usable aggregate resources. No other large deposits, and only a scattering of small glaciofluvial deposits with resources in the hundreds of thousands of tonnes, are known in the area. .... Upon exhausting the glaciofluvial reserves and without a major new glaciofluvial discovery, the proposed Muskeg Valley quarry represents an alternative for the supply of long-term, quality aggregate in the region."

Projected quicklime demand and the total aggregate demand (base plus concrete aggregate) are both higher than the long-term sales estimates used in the 2004 Technical Report. For several reasons, Birch Mountain believes projected annual sales of aggregate and quicklime over the period 2005-2070 will be materially higher than assumed in the 2004 Technical Report, including: (a) the well-documented scarcity of aggregate resources, (b) the excessive distance to alternate sources of quicklime, (c) the likelihood that long-term demand will exceed the base case scenario, and (d) the additional non-oil sands demand.

Birch Mountain intends to proceed with an independent prefeasibility study with a target completion date of November 2004. Production of a NI 43-101 technical report will follow. CERI's projections of oil sands-related demand for limestone products from the Muskeg Valley Quarry will be augmented with forecasts for non-oil sands industry demand and projected market share to derive a future sales model to be used in the prefeasibility study.

FOR FURTHER INFORMATION, PLEASE CONTACT:
Douglas Rowe, President & CEO or
Don Dabbs, Vice President & CFO
Birch Mountain Resources Ltd.
Tel 403.262.1838     Fax 403.263.9888
www.birchmountain.com

Forward Looking Statements: This news release contains certain forward-looking statements. All statements, other than statements of historical fact, included herein, including without limitation, statements regarding potential mineralization, resources and reserves, exploration results, research and development results, and the future plans and objectives of Birch Mountain, are forward-looking statements that involve various risks and uncertainties. There can be no assurance that such statements will prove to be accurate and actual results and future events could differ materially from those anticipated in such statements. Important factors that could cause actual results to differ materially from Birch Mountain's expectations are disclosed elsewhere in documents that are available to the public at www.sedar.com and www.sec.gov.

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